Exhibit 99.5

Dear Shareholders:

Another year has passed without resolution of the difficulties caused by the way the Government of Mexico has treated the Company and the Ixtaca project.

When we announced that the Mexican Department of the Economy (Economia), of which the Department of Mines (Minas) is a part, had decided to cancel our claim applications, we appealed through the Mexican courts as described in my letter to you last year. Shortly after announcing the situation, we began to be approached by international law firms who specialize in litigation against government mistreatment of legitimate foreign investments. After discussions with several such groups, we settled upon Boies Schiller Flexner (UK) LLP (BSF) as best suited to handle our unique situation.

As reported in a news release dated December 14, 2023 the Company, along with Almadex Minerals Ltd. (which holds a 2% royalty on the project), delivered to the United Mexican States (“Mexico”) a Request for Consultations in accordance with the Comprehensive and Progressive Agreement for Trans-Pacific

Partnership (“CPTPP”) relating to an investment dispute between the Company and Mexico. This Request for Consultations arises out of certain acts and omissions of Mexico in breach of the CPTPP relating to the

Company’s Ixtaca Gold-Silver Project (the “Project”).

We received an acknowledgement that the request had been received and stating that Mexico would propose dates for a consultation meeting soon and we were hopeful that our request would lead to good faith negotiations and resolution to this dispute. Having heard nothing more by March 14th of this year, we announced the delivering to Mexico of written notice (Notice) that the Company intends to submit a claim (Claim) to arbitration under the rules of the CPTPP. Subsequently we have received a proposal for a meeting sometime in late May.

We continue to hope for an amicable resolution of this matter but, if this does not happen, the Company may then submit the Claim to arbitration seeking damages for harm done plus interest, costs and any further relief as a Tribunal may award. As outlined in the Notice, damages sought in the Claim will be for at least US$200 million.

Because of the situation we find ourselves in, our stock has been trading below the minimum price required to stay on NYSE American Exchange. Because of the uncertainties in both time involved and progress in the way forward, we voluntarily delisted from this exchange and now trade on the OTCQB Marketplace with symbol AAUAF.

For more detail on what is outlined here, please refer to our website and the news releases of December 14, 2023, and March 14th of this year. The full process will take time, but I believe our case is strong and justice will be done. Unfortunately, opposition to this project is from ideological elites which do not seem to care that, had the project been allowed to proceed, big beneficiaries would have been the surrounding local communities.

Please be assured your Directors and Management are determined to continue dealing with this dispute until we achieve a satisfactory conclusion for all shareholders.

Yours sincerely,

Duane